Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARIES	JURISDICTION OF INCORPORATION	SUBSIDIARIES DOING BUSINESS AS

StarTek USA, Inc.	Colorado	StarTek USA StarTek StarTek Services

StarTek Canada Services, Ltd.	Nova Scotia, Canada	StarTek Canada Services StarTek StarTek Services

StarTek Holdings, Inc.	Delaware	StarTek Holdings

StarTek International, Limited	Bermuda	StarTek International

StarTek Pacific, Ltd.	Colorado	StarTek Pacific